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                                  EXHIBIT 99.1


To the Stockholders of Harmony Holdings, Inc.:

         This Consent Statement is being furnished by Glenn Laken, Steven Nagler and Donald Sliter (the "Laken Committee") to the holders of shares of common stock ("Shares") of Harmony Holdings, Inc., a Delaware corporation (the "Company"), in connection with the solicitation of stockholder consents:

          (i) to remove all four of the Company's current directors;

          (ii) to elect the Committee's nominees, Glenn B. Laken, Steven B. Nagler and Donald Sliter (collectively the "Nominees"), as the directors of the Company; and

          (iii) to amend the Company's bylaws to facilitate the above changes.

The specific features of the Committee's proposals as well as the consent procedure itself are described in the accompanying Consent Statement. PLEASE READ THE INSTRUCTIONS CAREFULLY.

         The Laken Committee beneficially owns approximately 12.5% of the outstanding Shares of the Company and believes it better represents the interests of the majority of the Company's shareholders than the current the board of directors. All of the present board of directors were elected at the request of Children's Broadcasting Corporation("CB"). None of the present board members were elected by the stockholders of the Corporation. None of the current board has any prior experience with the Company.

         The present board was appointed as a result of a series of agreements and transactions between the Company, its former Chairman of the Board and chief executive officer and a dissident minority stockholder that was suing the Company in a suit that the Company believed was primarily a nuisance suit. As a result of these transactions, the Company is now controlled by a potential acquiror in a transaction that resulted in no premium to the Company's stockholders. These transactions have placed control of the Company in the hands of another media company whose interests the Committee believes are adverse to that of the majority of the Company's stockholders.

         The Committee's understanding of the agreements and transactions resulting in the complete change of the membership of the Board of Directors is as follows. In the first of these agreements, as of July 21, 1997, CB agreed to purchase from an officer and director of the Company, who prior to the transaction was the Chairman of the Board of the Company, 600,000 Shares and options for an additional 550,000 Shares. In an agreement with the dissident stockholder, CB agreed to purchase 1,000,000 shares, which represented its entire

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interest in the Company, and to have its lawsuit against the Company settled for
$2,600,000. Prior to the close of the transactions required by the second agreement, with the approval of the Company's new Board of Directors, CB forced the Company to accept the assignment of its obligation to purchase $600,000 worth of the Company's shares from the dissident shareholder (230,769 shares), thereby substantially reducing CB's cost of the originally agreed upon transaction at the Company's expense.

         The result of these transactions was that CB, a 27% shareholder in a related industry that had been considered as a possible acquiror of the Company, assumed control of the Company for $3,760,000 and 60,000 shares of its common stock. Moreover, the Company, which had previously been considering various possible acquisitions was stripped of $600,000 and received no revenue producing assets in return.

         The Committee believes that the present directors intend to manage the Company for the benefit of CB and not the stockholders of the Company as a whole. Given the manner of their appointment the current board does not represent the stockholders of the Company as a whole. Given the interests of CB to potentially acquire the Company, or to acquire a controlling block of stock of the Company, the Committee believes it is in CB's interests to acquire such stock for the lowest possible price. Accordingly, the Committee does not believe that the present Board of Directors has the incentives necessary to represent the best interests of the majority of the stockholders of the Company. The Committee's Nominees have such incentives, and have no conflicts of interest as do the present board of directors.

         While the Committee Nominees would not necessarily reject a sale of the Company, the Committee does not believe that the present directors, given their positions with CB, would be able to effectively negotiate a sale of the Company. Moreover, in a transaction with CB, the present members of the Board of Directors would all have serious conflicts of interest.

         The Committee believes that many of you share its discontent and concerns. In order to address those concerns, the Committee seeks your help to remove the directors now in office and elect three new directors who, the Committee believes, will be responsive to stockholders and firmly committed to the goal of increasing stockholder value.

         Glenn Laken, a member of the Committee, has been a beneficial owner of Shares of the Company for over two years and first became familiar with the Company prior to such time while acting as a fund trader. Over the past two years, Mr. Laken, acting in a consulting capacity to the Company, has worked closely with the management of the Company to turn the Company around from a business that was losing money into a profitable operation. During fiscal year 1997, ended June 30, 1997, the Company had record earnings and for the first time experienced four consecutive profitable quarters. Mr. Laken believes that his contributions to the Company are reflected in these results and have been integral to its success.


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         Glenn Laken has been a futures trader on and a member of the Chicago
Mercantile Exchange for over ten years and has been involved with the Company over two years as a consultant and private investor. Steven B. Nagler has been an attorney engaged in the private practice of law since 1969. Donald Sliter has been a futures trader on and a member of the Chicago Mercantile Exchange for approximately ten years and is a partner of Mr. Laken in D & G Futures, Inc., a firm that clears and finances transactions for futures traders.

Stockholders of record as of the close of business on August , 1997 (the "Consent Record Date") are entitled, and urged by the Committee, to express their consent to the Proposals by marking, dating and signing the enclosed BLUE consent card and returning it AS SOON AS POSSIBLE to the Laken Committee:

                                 c/o Glenn Laken
                        30 South Wacker Drive Suite 1606
                             Chicago, Illinois 60606

         If you have any questions or require any assistance in executing your consent, please call Glenn Laken at(312) 648-3727 (CALL COLLECT).




                                                     Very truly yours,


                                                     THE LAKEN COMMITTEE


                                    IMPORTANT

1. If your Shares are held in your own name, please sign, date and mail the enclosed BLUE consent card to Glenn Laken ("Laken") in the post-paid envelope provided.

2. If your Shares are held in the name of a brokerage firm, bank nominee or other institution, you should contact the person for your account and give instructions for the BLUE consent card representing your Shares to be mailed, dated and signed. Only that institution can execute a BLUE consent card with respect to your Shares and only upon receipt of specific instructions from you. The Committee urges you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to the Committee in care of Glenn Laken at the address set forth below using the stamped self-addressed envelope included in the packet so that the Committee will be aware of all instructions given and can attempt to ensure that such instructions are followed. Since the Committee must receive consents from a majority of the Company's outstanding Shares in order for the Proposals to be adopted, a broker non-vote or direction

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     to withhold authority to vote on the blue card will have the same effect as a "no" vote with respect to the Committee's solicitation. Broker non-votes, abstaining or not returning a signed consent will have the same effect as withholding consent to the proposed actions. The Committee urges each stockholder to ensure that the record holder of his or her Shares marks, signs, dates and returns the enclosed consent as soon as possible.





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